Exhibit 99.1

Rogers Communications announces CEO transition

Joe Natale to leave Rogers effective November 16, 2021

Appointment of Tony Staffieri as Interim President and CEO will leverage his extensive industry experience and integration track record

Shaw transaction continues to move forward as previously expected

TORONTO, November 16, 2021 – Rogers Communications announced that Joe Natale has left his role as President and CEO of the company effective today. Tony Staffieri has been appointed Interim President and CEO.

“On behalf of the Rogers family, the Board and our 24,000 team members across the country, I thank Joe for his leadership and contributions to our company, including paving the way for our future together with Shaw,” said Edward Rogers, Chair, Rogers Communications. “While Joe is moving on, we have an experienced interim CEO and leadership team who will continue to focus on the business, return to stability, and closing our transformational merger with Shaw.”

“I am grateful for the opportunity to lead Rogers Communications through a critical time in its history and remain excited about the transformational potential of the Shaw transaction. It has been a privilege to build a team of such extraordinary character and ability and I wish each of our 24,000 team members continued success and good fortune in the future,” said Joe Natale.

Mr. Staffieri has over thirty years of telecom, financial, media and sports experience, including over nine years as the Chief Financial Officer of Rogers. Prior to joining Rogers, Tony held senior positions at Bell Canada Enterprises, Celestica International and PricewaterhouseCoopers.

“Tony is amongst the most highly regarded and seasoned telecommunications executives in the industry and was a key part of the Shaw deal,” said Edward Rogers. “His incredible work ethic, track record for results, focus on long-term strategic growth, driving an excellent experience for our customers and employees, and strong operational execution will serve us well. The company has an exceptional set of assets and the Board has full confidence in his ability to lead Rogers during this period.”

“It is a real privilege and honour to be assuming the role of Interim President and CEO for Rogers and I am excited to be working in this new role with the Rogers family, the Board, the leadership team and our colleagues from coast-to-coast-to-coast,” said Tony Staffieri. “Rogers has been successfully built over the past 60 years as a result of the hard work of tens of thousands of employees, and I am looking forward to building on the legacy Ted Rogers established for this company and for Canada.”

The board has begun a search to identify a permanent CEO who will continue to drive our future growth including our integration with the Shaw team once the deal closes next year. Tony Staffieri will be a candidate for this role. The Shaw transaction continues to move forward as planned. On Monday, November 22, 2021 the Rogers and Shaw teams, including Edward Rogers, will attend the CRTC public hearing.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians every day. Our founder, Ted Rogers, purchased his first radio station, CHFI™, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Caution Regarding Forward Looking Statements

This news release includes forward-looking statements within the meaning of applicable securities laws, including statements about expected results and the potential outcome of the proposed transaction with Shaw Communications Inc. By their nature, forward-looking statements require Rogers to make assumptions and predictions and are subject to inherent risks and uncertainties and other factors (many of which are beyond our control) which give rise to the possibility that actual results or events could differ materially from our expectations expressed in or implied by such forward-looking statements. As a result, readers are cautioned not to place undue reliance on forward-looking statements. All forward-looking statements are made pursuant to the “safe harbour” provisions of the applicable Canadian and United States securities laws. Except as required by law, Rogers disclaims any intention or obligation to update or revise forward-looking statements.

Media contact	Investment community contact
media@rci.rogers.com	Paul Carpino
1-844-226-1338	647.435.6470
paul.carpino@rci.rogers.com